Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

September 19, 2019	NR 19-14

Alianza Minerals Completes Drill Program at Haldane Silver Property, YT

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) reports that the 2019 Phase II exploration program at the Haldane Property, YT has been completed. Haldane is a high-grade silver target in the historic Keno Hill Mining District of Yukon Territory. The 8,579 hectare property is located 25 km west of Keno City, YT in the western portion of the Keno Hill Silver District.

“We are pleased to have completed our first drill test of the Haldane Property, including the first-ever tests of the Ross and Bighorn anomalies” stated Jason Weber, P.Geo, President and CEO of Alianza. “It is evident that, with in excess of five kilometres of vein-structure strike potential, we have only begun to scratch the surface when it comes to testing the potential for high grade silver mineralization similar to that seen elsewhere in the Keno Hill District.”

The 2019 Phase I program targeted three main areas: the newly identified Bighorn and Ross anomalies and the Mt. Haldane Vein System (MHVS). One hole was completed at each of the Ross and Bighorn anomalies, with two holes targeting the A and B veins of the Middlecoff Zone in the Mt. Haldane Vein System target area. A total of 963 metres were cored in four holes. Management expects to start receiving laboratory results in early October.

About Alianza Minerals Ltd.

Alianza employs an exploration model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 81.2 million shares issued and outstanding and is listed on the TSX Venture

Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau: mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.